U.S. SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number ______


AFH HOLDING I, INC.
---------------------------------------------
(Name of Small Business Issuer in its charter)


Delaware                                    None
--------                                 ----------
(State or other jurisdiction of                (I.R.S.
employer
Incorporation or formation)                 identification
number)



7486 La Jolla Blvd., Suite 479
La Jolla, California 92037
 (Address of principal executive offices) (Zip
Code)


Issuer's telephone number: 619-659-9663

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock
$.001 Par Value
(Title of Class)



ITEM 1. DESCRIPTION OF BUSINESS

(a)    Business Development

       AFH HOLDING I, INC. ("we", "us", "our",
the "Company" or the "Registrant") was
incorporated in the State of Delaware on April 16, 2007. The Company has been in the developmental stage since inception and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10SB/12g. The Company has no full-time employees and owns no real estate or personal property. The Company was formed as a vehicle to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of or merger with an existing company.


(b)	Business of Issuer

       The Company, based on proposed business
activities, is a "blank check" company. The U.S.
Securities and Exchange Commission (the "SEC") defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the "Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Under
SEC Rule 12b-2 under the Securities Act of 1933, as amended (the "Securities Act"), the Company also qualifies as a "shell company," because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

       The Company was organized to provide a
method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in a United
States secondary market such as the NYSE, NASDAQ, Amex, or the NASD OTC Bulletin
Board, as a vehicle to investigate if such investigation warrants, acquire, a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry, or geographical location and, thus, may acquire any type of business.

Perceived Benefits

       There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

       - the ability to use registered securities to make acquisitions of assets or businesses;

       -  increased visibility in the financial
community;

       - the facilitation of borrowing from financial institutions;

       -  improved trading efficiency;

       -  shareholder liquidity;

       -  greater ease in subsequently raising capital;

       -  compensation of key employees through
stock options for which there may be a market valuation;

       -  enhanced corporate image;

       -  a presence in the United States capital
market.

Potential Target Companies

       A business entity, if any, which may be
interested in a business combination with the Company, may include the following:

-	a company for which a primary
purpose of becoming public is  the
use of its securities for the
acquisition of assets or  businesses;

-  a company which is unable to find an
underwriter of its securities or is
unable to find an underwriter of
securities on terms acceptable to it;

	-  a company which wishes to become
public with less dilution of its
common stock than would occur
upon an underwriting;

-  a company which believes that it will
be able to obtain investment capital on more favorable terms after it has become public;

 -  a foreign company which may wish
an initial entry into the United States
securities market;

-  a special situation company, such as a
company seeking a public market to
satisfy redemption requirements under a
qualified Employee Stock Option Plan;

-  a company seeking one or more of the
other perceived benefits of becoming a
public company.

       The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Registrant. The
Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

-  Potential for growth, indicated by
new technology, anticipated market
expansion, or new products;

-  Competitive position as compared to
other firms of similar size and
experience within the industry segment
as well as within the industry as a
whole;

 -  Strength and diversity of
management, either in place or
scheduled for recruitment;

 -  Capital requirements and anticipated
availability of required funds, to be
provided by the Registrant or from
operations, through the sale of
additional securities, through joint
ventures or similar arrangements, or
from other sources;

-  The cost of participation by the
Registrant as compared to the perceived
tangible and intangible values and
potentials;

-  The extent to which the business
opportunity can be advanced;

-  The accessibility of required
management expertise, personnel, raw
materials, services, professional
assistance, and other required items;
and

-  Other relevant factors.

        In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data.
Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Registrant's limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.





      No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.
Form of Acquisition

        The manner in which the Registrant
participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

        It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section
368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain
20% or less of the total issued and outstanding shares.

      Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

        The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction. As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

        In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys, and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

       We presently have no employees apart from our management. Our officer and sole director is engaged in outside business activities and anticipates she will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

       We are voluntarily filing this Registration
Statement with the United States Securities and
Exchange Commission and we're under no
obligation to do so under the Securities Exchange
Act of 1934.

(c) Reports to security holders.

     (1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

     (2) The Company will file reports with the SEC.
The Company will be a reporting company and will comply with the requirements of the Exchange
Act.

     (3) The public may read and copy any materials the Company files with the SEC at the SEC's
Public Reference Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. The public may obtain information on the operation of the Public
Reference Room by calling the SEC at 1-800-SEC-
0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND
ANALYSIS OR PLAN OF OPERATION

       The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

       The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, if any, or with additional money contributed by Lauren Scott, our sole director, officer and stockholder, or another source.

       During the next 12 months we anticipate
incurring costs related to:

       (i)   filing of Exchange Act reports, and

       (ii)  costs relating to consummating an
acquisition.

       We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

       The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

       Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

       Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

       The Company anticipates that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation.
Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock.
Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

RISK FACTORS

AN INVESTMENT IN THE COMPANY IS
HIGHLY SPECULATIVE IN NATURE AND
INVOLVES AN EXTREMELY HIGH DEGREE
OF RISK.

THERE MAY BE CONFLICTS OF INTEREST
BETWEEN OUR MANAGEMENT AND OUR
NON- MANAGEMENT STOCKHOLDERS.

       Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Further, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders. In addition, Ms. Scott, our sole officer and director, is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which she is, and may be the future be, affiliated with may arise. If we and the other blank check companies that our sole officer and director is affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies would abstain from voting upon the opportunity.

OUR BUSINESS IS DIFFICULT TO
EVALUATE BECAUSE WE HAVE NO
OPERATING HISTORY.

       As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The
Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity.
We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

THERE IS COMPETITION FOR THOSE
PRIVATE COMPANIES SUITABLE FOR A
MERGER TRANSACTION OF THE TYPE
CONTEMPLATED BY MANAGEMENT.

       The Company is in a highly competitive
market for a small number of business
opportunities which could reduce the likelihood of consummating a successful business combination.
We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us.
Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.
These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

FUTURE SUCCESS IS HIGHLY DEPENDENT
ON THE ABILITY OF MANAGEMENT TO
LOCATE AND ATTRACT A SUITABLE
ACQUISITION.

       The nature of our operations is highly
speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

THE COMPANY HAS NO EXISTING
AGREEMENT FOR A BUSINESS
COMBINATION OR OTHER TRANSACTION.

       We have no arrangement, agreement or
understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

MANAGEMENT INTENDS TO DEVOTE ONLY
A LIMITED AMOUNT OF TIME TO SEEKING
A TARGET COMPANY WHICH MAY
ADVERSELY IMPACT OUR ABILITY TO
IDENTIFY A SUITABLE ACQUISITION
CANDIDATE.

       While seeking a business combination,
management anticipates devoting no more than a few hours per week to the Company's affairs in total. Our officer has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

THE TIME AND COST OF PREPARING A
PRIVATE COMPANY TO BECOME A PUBLIC
REPORTING COMPANY MAY PRECLUDE US
FROM ENTERING INTO A MERGER OR
ACQUISITION WITH THE MOST
ATTRACTIVE PRIVATE COMPANIES.

       Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange
Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition.
Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange
Act are applicable.

THE COMPANY MAY BE SUBJECT TO
FURTHER GOVERNMENT REGULATION
WHICH WOULD ADVERSELY AFFECT OUR
OPERATIONS.

       Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company
Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

ANY POTENTIAL ACQUISITION OR MERGER
WITH A FOREIGN COMPANY MAY SUBJECT
US TO ADDITIONAL RISKS.

       If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences.
Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

THERE IS CURRENTLY NO TRADING
MARKET FOR OUR COMMON STOCK AND
LIQUIDITY OF SHARES OF OUR COMMON
STOCK IS LIMITED.

       Our shares of Common Stock are not
registered under the securities laws of any state or other jurisdiction, and accordingly there is no public trading market for our Common Stock.
Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations.
Shares of our Common Stock cannot be sold under the exemptions from registration provided by Rule
144 under Section 4(1) of the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission's Division of
Corporation Finance, to Ken Worm of NASD
Regulation, dated January 21, 2000. This letter provides that certain private transfers of the shares also may be prohibited without registration under federal securities laws. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

WE HAVE NEVER PAID DIVIDENDS ON OUR
COMMON STOCK.

       We have never paid dividends on our Common
Stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

THE COMPANY MAY BE SUBJECT TO
CERTAIN TAX CONSEQUENCES IN OUR
BUSINESS, WHICH MAY INCREASE OUR
COST OF DOING BUSINESS.

       We may not be able to structure our
acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax- free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

OUR BUSINESS WILL HAVE NO REVENUES
UNLESS AND UNTIL WE MERGE WITH OR
ACQUIRE AN OPERATING BUSINESS.

       We are a development stage company and
have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

THE COMPANY INTENDS TO ISSUE MORE
SHARES IN A MERGER OR ACQUISITION,
WHICH WILL RESULT IN SUBSTANTIAL
DILUTION.

       Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 20,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

THE COMPANY HAS CONDUCTED NO
MARKET RESEARCH OR IDENTIFICATION
OF BUSINESS OPPORTUNITIES, WHICH MAY
AFFECT OUR ABILITY TO IDENTIFY A
BUSINESS TO MERGE WITH OR ACQUIRE.

         The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

BECAUSE WE MAY SEEK TO COMPLETE A
BUSINESS COMBINATION THROUGH A
"REVERSE MERGER", FOLLOWING SUCH A
TRANSACTION WE MAY NOT BE ABLE TO
ATTRACT THE ATTENTION OF MAJOR
BROKERAGE FIRMS.

       Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

WE CANNOT ASSURE YOU THAT
FOLLOWING A BUSINESS COMBINATION
WITH AN OPERATING BUSINESS OUR
COMMON STOCK WILL BE LISTED ON
NASDAQ OR ANY OTHER SECURITIES
EXCHANGE.

       Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the- counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if we failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

AUTHORIZATION OF PREFERRED STOCK.

       Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although we have no present intention to issue any shares of our authorized preferred stock, there can be no assurance that the Company will not do so in the future.

THIS REGISTRATION STATEMENT
CONTAINS FORWARD-LOOKING
STATEMENTS AND INFORMATION
RELATING TO US, OUR INDUSTRY AND TO
OTHER BUSINESSES.

       These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project,"
"believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY

        The Company neither rents nor owns any
properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages, or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

(a) Security ownership of certain beneficial owners.

       The following table sets forth, as of the date of this filing, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

                            Amount and Nature
of
Name and                       	 Beneficial
Percent
Address                      Ownership
of Class
-------                            ---------
--------

Lauren Scott                     5,000,000
100%
P.O. Box 152112
San Diego, CA 92195

All Officers and              	 5,000,000
100%
Directors as a group

(1) Ms. Scott is the President, Secretary, and sole director of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS, AND CONTROL PERSONS

       Our officers and directors and additional information concerning them are as follows:

Name                       Age              Position
----                            ---         --------
Lauren Scott              48               President,
Secretary, and Director

LAUREN SCOTT, PRESIDENT, SECRETARY,
AND DIRECTOR.

     Ms. Scott is the founder of an apparel design and manufacturing company. An entrepreneur and market innovator in the field of technology integrated apparel of a wide variety of children's products and accessories, coupled with 23 years of hands-on design and management experience. Ms.
Scott currently licenses a line of children's apparel designs through the world's largest pattern company, Vogue/Butterick/McCalls. Ms. Scott has developed projects for the Annette Funicello
Collectible line, QVC as well as mass market and boutique private label brands of children's wear.
LSCA designs can be found in major retailers, specialty catalogs and boutiques as well as an ever growing celebrity clientele among the little Hollywood set.

       The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings.
There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit
Committee and the Board has no separate
committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The
Company intends to continue to search for a qualified individual for hire.

PRIOR BLANK CHECK COMPANY
EXPERIENCE

As indicated below, our sole officer and director
also serves as officer and director of:
Name 	 	Filing Date Registration
Statement 	 	Operating
Status	 	SEC File Number Pending
Business Combinations
	Additional Information
AFH Holding, II, Inc.
 	 June   13, 2007
	Pending effectiveness
	Unknown  	 	None.	 Ms.
Scott has served as President, Secretary and sole director since inception.

ITEM 6.  EXECUTIVE COMPENSATION

       The Company's officer and director does not receive any compensation for her services rendered to the Company since inception, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. The Company's sole officer and director intends to devote no more than a few hours a week to our affairs.

       The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of her efforts to implement the Company's business plan outlined herein.

       It is possible that, after the Company
successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

       No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

       There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.


ITEM 7.  CERTAIN RELATIONSHIPS AND
RELATED TRANSACTIONS

       On April 16, 2007 (inception), the Company issued 5,000,000 restricted shares of its Common
Stock to Lauren Scott in exchange for $5,000 in cash which paid for the State incorporation fees and annual resident agent fee in Delaware. See
Item 4, "Recent Sales of Unregistered Securities."
Ms. Scott, the sole officer and director of the Company, is the sole shareholder of the Company.
With respect to the sales made to Ms. Scott, the Company relied upon Section 4(2) of the Securities
Act of 1933, as amended (the "Securities Act") and
Rule 506 promulgated thereunder. Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

    The Company utilizes the office space and equipment of its stockholder at no cost.
Management of the Company estimates such amounts to be immaterial.

Conflicts Of Interest

       The Company's proposed business raises
potential conflicts of interest between the Company and Lauren Scott, the Company's sole officer and director. Ms. Scott has other business interests to which she currently devotes attention, and is expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through her exercise of judgment in a manner which is consistent with her fiduciary duties to the Company. Ms. Scott intends to devote as much time to the activities of the Company as required.
However, should such a conflict arise, there is no assurance that Ms. Scott would not attend to other matters prior to those of the Company. Ms. Scott estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 15 hours per month over the course of several months but such figure cannot be stated with precision.

       The terms of business combination may
include such terms as Ms. Scott remaining a director or officer of the Company and/or the continuing work of the Company being handled by Ms. Scott as a director. The terms of a business combination may provide for a payment by cash or otherwise to Ms. Scott for the purchase or retirement of all or part of her common stock of the Company by a target company. Ms. Scott would directly benefit from such employment or payment.
Such benefits may influence Ms. Scott's choice of a target company.

       It will not enter into a business combination, or acquire any assets of any kind for the Company's securities, in which the Company's management or any affiliates or associates have a greater than 10% interest, direct or indirect.

       There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to us. However, any attempt by stockholder to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

       Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's current and future officers or directors are involved in the management of any company with which the Company transacts business. The Company has adopted a policy that the Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. The Company has established no other binding guidelines or procedures for resolving potential conflicts of interest. Accordingly, the Company's officer will be required to use their discretion to resolve them in a manner which she considers appropriate.
Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

       Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

(a) Common or Preferred Stock.

       The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share, of which there are 5,000,000 issued and outstanding and 20,000,000 shares of Preferred Stock, par value $0.001 per share, of which none have been designated or issued. The following summarized the important provisions of the Company's capital stock.

Common Stock

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase the Company's common stock.
There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Preferred Stock

       The Board of Directors is authorized to
provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to neither issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

       The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.
Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

       For more information about the Company's capital stock, please see the copy of the Company's
Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to this Form 10-
SB.

Dividends

       Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors.
The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in Secondary Market

       The Company presently has 5,000,000 shares of common stock issued and outstanding, all of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering.
The Commission has concluded that Rule 144 is not available for resale transactions for securities issued by blank check companies and, consequently, the resale of such securities cannot occur without registration under the Securities Act.
Further, promoters and affiliates of a blank check company and their transferees would be considered
"underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The Commission also states that these securities can only be resold through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. This requirement, however, may not apply to transactions not involving the blank check company's promoters, affiliates or their transferees.
As a result of the foregoing, the Company's current shareholder will not be able to rely on the provisions of Rule 144. She will instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of her shares. Further information may be found in the NASD Notice to Members 00-49.

       Following a business combination, a target company will normally wish to list its common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

       In order to qualify for listing on the Nasdaq
SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v)
300 shareholders.

       If, after a business combination, we do not meet the qualifications for listing on the Nasdaq
SmallCap Market, we may apply for quotation of our securities on the NASD OTC Bulletin Board.
In certain cases we may elect to have our securities initially quoted in the "pink sheets" published by the Pink Sheets, LLC. On April 7, 2000, the
Securities and Exchange Commission issued a clarification with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting
"blank check" company. This letter clarified the Commission's position that such Company would not be a successor issuer to the reporting obligation of the "blank check" company by virtue of Exchange Act Rule 12g-3(a).

       We intend that any merger we undertake
would not be deemed a "back door" registration since we would remain the reporting company and the Company that we merge with would not become a successor issuer to our reporting obligations by virtue of Commission Rule 12g-
3(a).

Rule 504 of Regulation D

       The Commission is of the opinion that Rule
504 of Regulation D regarding exemption for limited offerings and sales of securities not exceeding $1,000,000 is not available to blank check companies.

Transfer Agent

       It is anticipated that Holladay Stock Transfer,
Inc., Scottsdale, Arizona will act as transfer agent for the Company's common stock. However, the Company may appoint a different transfer agent or act as its own until a merger candidate can be identified.

(b) Debt Securities.  None.

(c) Other Securities To Be Registered. None.

                                    PART II

ITEM 1.  MARKET FOR COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common
Stock is not trading on any stock exchange. The
Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b) Holders. As of the date of this filing, there was one record holder of 5,000,000 shares of the Company's Common Stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section
4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

       Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND
DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND
FINANCIAL DISCLOSURE.

        There are not and have not been any
disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED
SECURITIES.

       The following sets forth information relating to all previous sales of the Company's Common
Stock, which sales were not registered under the Securities Act of 1933.

       In connection with the Company's
organization, on April 16, 2007, Ms. Lauren Scott was issued 5,000,000 shares of restricted common stock in exchange for $5,000 in cash which paid for the State incorporation fees, accounting and annual resident agent fee in Delaware.

       The foregoing purchase and sale to this
sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the
"Securities Act"), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

       The purchaser listed above represented her intention to acquire the securities for investment only and not with a view toward distribution. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities
Act, in accordance with the letter from Richard K.
Wulff, Chief of the Office of Small Business
Policy of the Securities and Exchange
Commission's Division of Corporation Finance, to
Ken Worm of NASD Regulation, Inc., dated
January 21, 2000.

       The Company has never utilized an
underwriter for an offering of the Company's securities, and there were no underwriting discounts or commissions involved. Other than the securities described above, the Company has not issued or sold any securities.

       No securities have been issued for services.
Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

ITEM 5.  INDEMNIFICATION OF DIRECTORS
AND OFFICERS.

       Indemnification of Officers and Directors. Our
Articles of Incorporation provide that we may indemnify our directors, officers, employees, and agents to the fullest extent permitted by Delaware law.

       Section 145 of the Delaware General
Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

       The Company's Certificate of
Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by
Section 145 of the Delaware General Corporation
Law, as amended from time to time, each person that such section grants us the power to indemnify.

       The Delaware General Corporation Law
permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:



*? any breach of the director's duty of loyalty to the corporation or its stockholders;

*? acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

*? payments of unlawful dividends or unlawful stock repurchases or redemptions; or

*? any transaction from which the director derived an improper personal benefit.

       The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
AFH Holding I, Inc.
La Jolla, California

We have audited the accompanying balance sheet of AFH Holding I, Inc. as of April 30, 2007, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from inception, April 16, 2007, through April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFH Holding I, Inc. as of April 30, 2007, and the results of its operations and its cash flows for the period from inception, April 16, 2007, through April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming AFH Holding I, Inc. will continue as a going concern. As discussed in Note
3 to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg & Co., LLP
Rotenberg & Co., LLP
Rochester, New York
June 11, 2007
AFH HOLDING I, INC.
(A Development Stage Company)
BALANCE SHEET
APRIL 30, 2007

April 30,
 2007
ASSETS
Current Assets
Cash    $0.00
Other Assets$0.00
Total Current Assets$0.00
Other Assets $0.00
Total Assets $0.00

LIABILITIES AND STOCKHOLDERS
EQUITY (DEFICIT)
Current Liabilities $0.00
Officers Advances $0.00
Accounts Payable $0.00
Other Liabilities $0.00
Total Current Liabilities $0.00

Stockholders' Equity: Common Stock $.001 par value, authorized 100,000,000 shares;
5,000,000$5,000.00
Issued April 16, 2007
Preferred Stock $.001 par value, authorized
20,000,000; -0- issued and outstanding

Additional paid in capital $0.00

Deficit accumulated during development
stage ($5,000.00)

Total Shareholders' Equity ( Deficit) $0.00

TOTAL LIABILITY AND STOCKHOLDER'S
$0.00
EQUITY (DEFICIT)

See Notes to Financial Statements.










AFH HOLDING I, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
PERIOD FROM APRIL 16, 2007 (Inception)
TO APRIL 30, 2007
Income
Revenue
$0.00
Expenses
$0.00
General and
Administrative
$5,000.00
Total Expenses
$5,000.00
Net Loss
$5,000.00
Net Loss per share Basic
and diluted
$0.00


Weighted average
number of

Common Shares
Outstanding
5,000,000








See Notes to Financial Statements.




















AFH HOLDING I, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY (DEFICIT)
PERIOD FROM APRIL 16 2007 (Inception)
TO APRIL 30, 2007
Additio
nal Paid-in Capital 	Deficit
accumulated 	Total

	Comm
on Stock

	Shares
Amount

April 16, 2007 (inception)
Shares issued in Lieu of expenses paid, April 16,
2007
	5,000,0
00
	$5,000.
00$0.00
	$0.00$
5,000.00

Net Loss
	($5,000
..00)
	($5,000
..00)

Balance at April 30, 2007
	5,000,0
00
	$5,000.
00
	$0.00($
5,000.00)		0.00



See Notes to Financial Statements.


















AFH HOLDING I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS


APRIL 16, 2007
(INCEPTION)
THROUGH
                        April 30, 2007,
                           --------------
CASH FLOWS FROM OPERATING
ACTIVITIES

        Net income (loss)  $         (5000)
        Issuance of stock in lieu of expenses paid5000
 ---------------

NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
			 -

CASH FLOWS FROM INVESTING
ACTIVITIES

         NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES               -
                             ---------------

    CASH FLOWS FROM FINANCING
ACTIVITIES
                               ---------------

   NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES                     -
                               ---------------

  NET INCREASE (DECREASE) IN CASH
-

  CASH AT BEGINNING OF YEAR
-
                           ---------------

        CASH AT END OF YEAR
			      $             -

===============


SUPPLEMENTAL DISCLOSURES OF CASH
FLOW
 INFORMATION:

    Interest paid             $       -

===============

    Income taxes paid          $        -

===============

See Notes to Financial Statement





AFH HOLDING I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 30 2007


NOTE 1.   ORGANIZATION AND
DESCRIPTION OF BUSINESS

AFH HOLDING I, INC (the  "Company") was
incorporated under the laws of the State of Delaware on April 16, 2007 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock, or other business combination with a domestic or foreign business.

NOTE 2.   SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION - DEVELOPMENT
STAGE COMPANY

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement
No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The
Company has elected a fiscal year ending on December 31.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid
investments with maturity of three months or less when purchased to be cash equivalents.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No.
109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards.
Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There were no current or deferred
			-continued-


AFH HOLDING I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF April 30, 2007


NOTE 2.   SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (CONTINUED)
income tax expenses or benefits due to the Company not having any material operations for the period ended April 30, 2007.

BASIC EARNINGS (LOSS) PER SHARE

In February 1997, the FASB issued SFAS No.
128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS
No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings
(loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective April 16, 2007
(inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

IMPACT OF NEW ACCOUNTING
STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3.  GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.


NOTE 4.   SHAREHOLDER'S EQUITY

On April 16, 2007 (inception), the Board of
Directors issued 5,000,000 shares of common stock for $5,000.00, in lieu of expenses paid, to the founding shareholder of the Company to fund organizational start-up costs.

The stockholders' equity section of the Company contains the following classes of capital stock as of April 30, 2007:

      - Common stock, $ 0.001 par value:
100,000,000 shares authorized; 5,000,000 shares issued and outstanding.




AFH HOLDING I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF APRIL 30, 2007


NOTE 4.   SHAREHOLDER'S EQUITY
(CONTINUED)

        - Preferred   stock,  $ 0.001  par  value:
20,000,000 shares authorized; but not issued and outstanding.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1      Certificate of Incorporation

3.2      Bylaws

3.3      Form of common stock certificate

23.1     Consent of Independent Certified Public
Accountants

                                  SIGNATURES

       In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 June 2007

		AFH HOLDING I, INC.


                By:    /s/ Lauren Scott
                 ------------------------------
                    Name:  Lauren Scott
                    Title: President/Director




















CERTIFICATE OF INCORPORATION
OF
AFH HOLDING I, INC
(Pursuant to Section 102 of the Delaware General
Corporation Law)

1. 	The name of the corporation is AFH HOLDING I, INC
(the "Corporation").

2. 	The address of its registered office in the State of
Delaware is 2711 Centerville Road, Suite 400, Wilmington,
Delaware 19808, County of New Castle. The name of its registered agent at such address is the Corporation Service
Company.

3. 	The nature of the business or purposes to be conducted
or promoted is to engage in any lawful act or activity for which corporations may be organized under the General
Corporation Law of Delaware (the "DGCL").

4. 	The Corporation is to have perpetual existence.

5. 	The total number of shares of capital stock which the
Corporation shall have authority to issue is: One-Hundred Twenty Million (120,000,000). These shares shall be divided into two classes with 100,000,000 shares designated as common stock at $.001 par value (the "Common Stock") and 20,000,000 shares designated as preferred stock at $.001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The
Common Stock does not have cumulative voting rights.

No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

6.	The Board of Directors shall have the power to adopt,
amend or repeal the by-laws of the Corporation.

7. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director.
Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of this Article 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8.	The Corporation shall indemnify, to the fullest extent
permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants the Corporation the power to indemnify.

9. 	The incorporator is Lauren Scott, whose address is 7486
La Jolla Blvd., Suite 479, La Jolla, CA 92037. The powers of the incorporator are to file this certificate of incorporation, approve the by-laws of the corporation and elect the initial directors.

        IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 16th day of April, 2007.

/s/ Lauren Scott

Lauren Scott,  Incorporator




BY-LAWS
OF
AFH HOLDING I, INC

(a Delaware corporation)

ARTICLE I

STOCKHOLDERS

       Section 1. Certificates
Representing Stock. (a) Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation. Any or all the signatures on any such certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

              (b) Whenever the
corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

              (c) The corporation may
issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

       Section 2. Uncertificated Shares.
Subject to any conditions imposed by the General
Corporation Law, the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the corporation shall be uncertificated shares. Within a reasonable time after the issuance or transfer of any uncertificated shares, the corporation shall send to the registered owner thereof any written notice prescribed by the General Corporation Law.

       Section 3. Fractional Share
Interests. The corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

       Section 4. Stock Transfers. Upon
compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and, in the case of shares represented by certificates, on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

       Section 5. Record Date For
Stockholders. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meeting of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the General
Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

       Section 6. Meaning of Certain
Terms. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General
Corporation Law confers such rights
notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation, except as any provision of law may otherwise require.

       Section 7. Stockholder Meetings.

       - Time. The annual meeting shall
be held on the date and at the time fixed, from time to time, by the directors, provided that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

       - Place. Annual meetings and
special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

       - Call. Annual meetings and
special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

       - Notice or Waiver of Notice.
Written notice of all meetings shall be given, stating the place, date, hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined.
The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States Mail. If a meeting is adjourned to another time, not more than thirty days hence, and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, not the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

       - Stockholder List. The officer
who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

       - Conduct of Meeting. Meetings
of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting-the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The
Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

       - Proxy Representation. Every
stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that is irrevocable and, if, and only as long as it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

       - Inspectors. The directors, in
advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If any inspector or inspectors are not appointed, the person presiding at the meeting may, but need not appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspectors at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question, or matter determined by him or them and execute a certificate of any fact found by him or them. Except as otherwise required by subsection (e) of Section 231 of the General Corporation Law, the provisions of that Section shall not apply to the corporation.

       - Quorum. The holders of a
majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders presents may adjourn the meeting despite the absence of a quorum.

       - Voting. Each share of stock shall
entitle the holder thereof to one vote. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action shall be authorized by a majority of the votes cast except where the General
Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power, and except as may be otherwise prescribed by the provisions of the certificate of incorporation and these Bylaws. In the election of directors, and for any other action, voting need not be by ballot.

       Section 8. Stockholder Action
Without Meetings. Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Action taken pursuant to this paragraph shall be subject to the provisions of
Section 228 of the General Corporation Law.

ARTICLE II

DIRECTORS

       Section 1. Functions and
Definition. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

       Section 2. Qualifications and
Number. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of one (1) person. Thereafter, the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one (1).

       Section 3. Election and Term.
The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting resignation or removal.
Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

       4. MEETINGS.

              - TIME. Meetings shall
be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

              - PLACE. Meetings shall
be held at such place within or without the State of Delaware as shall be fixed by the Board.

              - CALL. No call shall be
required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

              - NOTICE OR
ACTUAL OR CONSTRUCTIVE WAIVER. No
notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.
              - QUORUM AND
ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of the directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

              Any member or members of the
Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
              - CHAIRMAN OF THE
MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

              Section 5. REMOVAL
OF DIRECTORS. Except as may otherwise be provided by the General Corporation Law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

              Section
6. COMMITTEES. The Board of Directors
may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

              Section 7. WRITTEN
ACTION. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

              Section 8. BOARD OF
ADVISORS. The Board of Directors, in its discretion, may establish a Board of Advisors, consisting of individuals who may or may not be stockholders or directors of the Corporation. The purpose of the Board of Advisors would be to advise the officers and directors of the Corporation with respect to such matters as such officers and directors shall choose, and any other matters which the members of such Board of Advisors deem appropriate in furtherance of the best interest of the Corporation. The Board of Advisors shall meet on such basis as the members thereof may determine.
The Board of Directors may eliminate the Board of Advisors at any time. No member of the Board of Advisors, nor the Board of Advisors itself, shall have any authority of the Board of Directors or any decision-making power and shall be merely advisory in nature. Unless the Board of Directors determines another method of appointment, the President shall recommend possible members of the Board of Advisors to the Board of Directors, who shall approve such appointments or reject them.

ARTICLE III

OFFICERS

              The officers of the corporation
shall consist of a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice- President, one or more other Vice-
Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such title as the resolution of the Board of Directors choosing them shall designate.
Except as may otherwise be provided in the resolution of the Board of Directors choosing him, no officer other than the Chairman or Vice-
Chairman of the Board, if any, need be a director.
Any number of offices may be held by the same person, as the directors may determine.

              Unless otherwise provided in the
resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen and qualified.

              All officers of the corporation
shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolutions of the Board of Directors designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. The Secretary or an Assistant Secretary of the corporation shall record all of the proceedings of all meetings and actions in writing of stockholders, directors, and committees of directors, and shall exercise such additional authority and perform such additional duties as the Board shall assign to him. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.

ARTICLE IV

CORPORATE SEAL
              The corporate seal shall be in
such form as the Board of Directors shall prescribe.

ARTICLE V

FISCAL YEAR

              The fiscal year of the corporation
shall be fixed, and shall be subject to change, by the Board of Directors.
ARTICLE VI

AMENDMENT

These Bylaws may be adopted, amended or
repealed at any time by the unanimous written consent of the Board of Directors.


FORM OF COMMON STOCK CERTIFICATE
NOT VALID UNLESS COUNTERSIGNED BY
TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE
STATE OF DELAWARE

CUSIP NO. ___________

NUMBER
SHARES

AFH HOLDING I, INC.
------------------
AUTHORIZED COMMON STOCK: 100,000,000
SHARES
PAR VALUE: $.001


THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

           - Shares of AFH HOLDING I, INC.
Common Stock - transferable on the books of the Corporation in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned by the Transfer Agent and registered by the Registrar.

       WITNESS the facsimile seal of the
Corporation and the facsimile signature of its duly authorized officers.

Dated: ___________________  __________________________
		President

AFH HOLDING I, INC.
CORPORATE
SEAL
DELAWARE
*****

NOT VALID UNLESS COUNTERSIGNED BY
TRANSFER AGENT

                Countersigned
Registered:
                      (Transfer
Agent)
          --------------------------------
--------
          --------------------------------
--------
        --------------------------------
--------
     By ----------------------------
---------
                           Authorized
Signature


NOTICE: Signature must be guaranteed by a firm, which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM -- as tenants in common
TEN ENT -- as tenants by the entireties
JT TEN -- as joint tenants with right of survivorship and not as tenants in common

UNIF  GIFT MIN ACT -- ____________
Custodian _________  (Minor)  under  Uniform
Gifts to Minors Act ______________ (State)

       Additional abbreviations may also be used though not in the above list.

       For  value received,
_______________________________ hereby sell,
assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER OF
ASSIGNEE

--------------------------------------------------------------
-----------------
(PLEASE PRINT OR TYPEWRITE NAME AND
ADDRESS INCLUDING ZIP CODE OF
ASSIGNEE)

--------------------------------------------------------------
-----------------

--------------------------------------------------------------
-----------------

--------------------------------------------------------------
-----------------

--------------------------------------------------------------
-----------
Shares of the capital stock represented by the
within Certificate, and do hereby irrevocably
constitute and appoint
--------------------------------------------------------------
-----------------
Attorney to transfer said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____________________________

X
_________________________________________
__________________________

NOTICE: THE SIGNATURE TO THIS
ASSIGNMENT MUST CORRESPOND WITH
THE NAME AS
WRITTEN UPON THE FACE OF THE
CERTIFICATE IN EVERY PARTICULAR,
WITHOUT
ALTERATION OR ENLARGEMENT, OR ANY
CHANGE WHATEVER, THE SIGNATURE(S)
MUST BE GUARANTEED BY AN ELIGIBLE
GUARANTOR INSTITUTION.

SIGNATURE GUARANTEED: